ATS Andlauer Income Fund

190 Attwell Drive
Suite 600
Etobicoke, ON
M9W 6H8

Tel: 416.798.1379
Fax: 416.798.9230

atsincomefund.ca

May 18, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Dear Sirs/Mesdames:

RE: ATS ANDLAUER INCOME FUND SUBMISSION PURSUANT TO RULE 12g3-2(b) File No. 82-34967

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of ATS Andlauer Income Fund's (the "Fund"):

1. Interim Financial Statements for the period ended March 31, 2007
2. Management's Discussion and Analysis for the period ended March 31, 2007
3. CEO Certification dated May 3, 2007
4. CFO Certification dated May 3, 2007
5. Press Release dated May 3, 2007
6. Early Warning Report filed pursuant to National Instrument 62-103
7. CEO Certification dated May 16, 2007
8. CFO Certification dated May 16, 2007

As required pursuant to Rule 12g3-2(b), the Fund's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

dlw 6/1

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by sending an email to the undersigned at maggiesmith@ats.ca.

Regards,

Maggie Smith, CA
Information & Governance Officer
ATS Andlauer Transportation Services GP Inc.
Administrator for ATS Andlauer Income Fund

Enclosures (8)
DS/mm

cc: Brian Mascarenhas
ATS Andlauer Transportation Services GP Inc.

File No.
82-34967

SEC MAIL PROCESSING
RECEIVED
MAY 21 2007
WASH, D.C. 209 SECTION

Interim Consolidated Financial Statements of

ATS Andlauer Income Fund

March 31, 2007
(unaudited)

ATS ANDLAUER INCOME FUND
Table of Contents
March 31, 2007

ATS ANDLAUER INCOME FUND
Consolidated Balance Sheets
(in thousands of dollars)

	March 31, 2007 (unaudited)	December 31, 2006 (audited)
ASSETS		
Current		
Cash and cash equivalents	$ **753**	$ 265
Accounts receivable	**22,955**	28,649
Prepaid expenses and deposits	**5,665**	4,170
	29,373	33,084
Deferred financing costs	**54**	63
Capital assets (Note 4)	**2,602**	2,709
Intangible assets (Note 5)	**56,420**	57,950
Goodwill	**35,844**	35,844
	$ **124,293**	$ 129,650
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ **12,274**	$ 13,655
Distributions payable to unitholders (Note 10)	**908**	3,519
Distributions payable to non-controlling interest (Note 10)	**226**	874
	13,408	18,048
Long-term debt (Note 6)	**3,183**	3,349
	16,591	21,397
Non-controlling interest (Note 7)	**23,103**	23,156
	39,694	44,553
EQUITY		
Unitholders' equity	**84,599**	85,097
	$ **124,293**	$ 129,650

The accompanying notes are an integral component of the consolidated financial statements

Approved by the Trustees:

["signed"] David Matheson, **Trustee**

["signed"] Michael Andlauer, **Trustee**

ATS ANDLAUER INCOME FUND
Consolidated Statements of Income
Three months ended March 31, 2007 and 2006
(unaudited- in thousands of dollars)

	2007	2006
Revenue	$ 44,414	$ 41,574
Cost of goods sold	27,910	25,939
	16,504	15,635
Expenses		
Terminal	7,691	7,644
Selling	1,000	1,165
Administration	3,006	2,758
Amortization of capital assets	133	117
Amortization of intangible assets	1,530	1,530
Interest expense, net of interest income	1	25
	13,361	13,239
Income before non-controlling interest	3,143	2,396
Non-controlling interest	625	477
Net income	$ 2,518	$ 1,919
Basic income per Unit (Note 9)	$ 0.271	$ 0.206
Diluted income per Unit (Note 9)	$ 0.271	$ 0.206

The accompanying notes are an integral component of the consolidated financial statements

ATS ANDLAUER INCOME FUND
Consolidated Statements of Unitholders' Equity
Three months ended March 31, 2007 and 2006
(unaudited- in thousands of dollars)

Three months ended March 31, 2007:

	Trust Units	Contributed Surplus	Net Income	Distributions	Total
Balance, December 31, 2006	$ 84,924	$ 206	$ 18,225	$ (18,258)	$ 85,097
Net income		-	2,518	-	2,518
Distributions (Note 10)	-	-	-	(2,724)	(2,724)
Units acquired for long-term incentive plan	(551)	-	-	-	(551)
Units vested to participants of long-term incentive plan	183	-	-	-	183
Long-term incentive plan expense on unvested Units	-	76	-	-	76
Closing, March 31, 2007	$ 84,556	$ 282	$ 20,743	$ (20,982)	$ 84,599

Three months ended March 31, 2006:

	Trust Units	Contributed Surplus	Net Income	Distributions	Total
Balance, December 31, 2005	$ 85,266	$ -	$ 6,208	$ (5,420)	$ 86,054
Net income	-	-	1,919	-	1,919
Distributions	-	-	-	(2,268)	(2,268)
Closing, March 31, 2006	$ 85,266	$ -	$ 8,127	$ (7,688)	$ 85,705

The accompanying notes are an integral component of the consolidated financial statements

ATS ANDLAUER INCOME FUND
Consolidated Statements of Cash Flows
Three months ended March 31, 2007 and 2006
(unaudited- in thousands of dollars)

		2007		2006
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES				
Operating activities				
Net income	$	**2,518**	$	1,919
Items not affecting cash				
Amortization		**1,672**		1,653
Loss on disposal of assets		**-**		19
Purchase of Units held by Fund for long-term incentive plan		**(551)**		-
Long-term incentive plan expense		**259**		-
Distributions paid in excess of non-controlling interest		**(701)**		(859)
		3,197		2,732
Net change in non-cash working capital balances (Note 13)		**2,818**		(526)
		6,015		2,206
Investing activities				
Purchase of capital assets		**(27)**		(61)
Proceeds on disposal of capital assets		**1**		12
		(26)		(49)
Financing activities				
Proceeds from long-term debt		**3,183**		6,416
Repayment of long-term debt		**(3,349)**		(3,000)
Deferred financing costs		**-**		(12)
Distributions paid to unitholders		**(5,335)**		(5,384)
		(5,501)		(1,980)
INCREASE IN CASH AND CASH EQUIVALENTS		**488**		177
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		**265**		264
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	**753**	$	441
Supplementary cash flow information				
Interest paid	$	**17**	$	73
Interest received	$	**16**	$	48

The accompanying notes are an integral component of the consolidated financial statements

1. THE FUND

ATS Andlauer Income Fund (the "Fund") is an unincorporated open-ended trust governed by the laws of the Province of Ontario pursuant to the Declaration of Trust dated August 22, 2005. The Fund was established to invest in the freight transportation business, through an indirect acquisition of the controlling interest of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP") and its general partner, ATS Andlauer Transportation Services GP Inc. (the "GP"). The Fund was inactive prior to completing an initial public offering (the "IPO") of its trust units ("Units"), and through its indirect acquisition of the controlling interest of ATS Andlauer LP, acquired certain net assets of the Canadian transportation solutions business (the "Business") of ATS Andlauer Transportation Services Inc. (the "Vendor") on September 30, 2005.

The Fund is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited interim consolidated financial statements of the Fund have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. Except as disclosed in Note 3, the accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the period ended December 31, 2006. However, these unaudited interim consolidated financial statements do not include all the information and footnote disclosures required under Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, for the year ended December 31, 2006.

The activities of the Fund are subject to general demand for freight transportation. Historically, demand has been relatively stable with the exception of the winter months, in which demand slightly decreases, and the fall months, in which demand increases. Consequently, the Fund's activities in the last six months of the year are usually stronger than the first six months of the year.

The significant accounting policies are summarized as follows:

Principles of consolidation

The consolidated financial statements include the accounts of the Fund and its subsidiaries, ATS Andlauer Operating Trust, the GP, and ATS Andlauer LP. All significant inter-company transactions have been eliminated on consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is recognized upon delivery of shipments. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing adjustments to revenue and accounts receivable are recognized at the time of shipment for certain discounts and billing corrections. Delivery costs are accrued as incurred.

Capital assets and amortization

Capital assets are recorded at acquisition cost. Amortization is provided as follows:

Computer equipment	30% declining balance
Furniture	20% declining balance
Leasehold improvements	term of the lease
Pickup and delivery equipment	20% declining balance

Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized and is tested for impairment on an annual basis or when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to its carrying amount, including goodwill. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Intangible assets

Intangible assets acquired that have a definite life, such as customer relationships and proprietary technology, are capitalized and amortized on a straight-line basis over their estimated useful lives of ten years and six years, respectively, and are further tested for impairment if events or circumstances indicate that the assets might be impaired.

Intangible assets acquired that have an indefinite useful life, such as trademarks, are not amortized and are tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value and an impairment loss is recognized for the excess, if any.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

The Fund reviews its long-lived assets, such as capital assets and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than carrying amount of an asset, a loss, if any, is recognized to the extent that the carrying amount exceeds the fair value of the asset.

Deferred financing costs

Financing costs related to revolving credit facilities are capitalized and amortized on a straight-line basis over the term of the credit facilities.

Long-term incentive plan

The Fund has a long-term incentive plan (the "Plan") for certain of the executive officers and senior management of the GP. Under the Plan, Units purchased on the open market on behalf of the Plan participants are recorded at cost as a reduction of Unitholders' equity.

The Fund records a compensation expense over the vesting period based on the Units' fair value at the time of granting. Where the fair value of the Units at the time of granting is greater than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as contributed surplus. Where the fair value of the Units at the time of grant is lower than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as a reduction to retained earnings.

Non-controlling interest

Non-controlling interest represents the retained interest of the Vendor in the Fund through its ownership of exchangeable limited partnership units in ATS Andlauer LP, a subsidiary. Exchangeable unitholders are entitled to earnings that are economically equivalent to distributions of the Fund. The exchangeable units were recorded at the value which the Fund's Units were issued to the public through the IPO. Exchanges of exchangeable units are recorded at the carrying value of the exchangeable units at issuance net of net income and distributions attributable to participating units to the date of the exchange.

Comprehensive income

The Fund is required to report comprehensive income and its components in the financial statements. The Fund has no other comprehensive income components and, accordingly, the Fund's net income equals comprehensive income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The more significant accounting estimates relate to revenue adjustments and the valuation and estimated useful lives of intangible assets. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3. CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Fund adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, *Comprehensive Income*; Section 3251, *Equity*; Section 3855, *Financial Instruments - Recognition and Measurement*; and Section 3861, *Financial Instruments - Disclosure and Presentation*. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative amounts for prior periods have not been restated.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The Fund has no other comprehensive income components and, accordingly, the Fund's net income equals comprehensive income.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost.

The Fund's financial assets and financial liabilities are classified and measured as follows:

Asset/Liability	Classification	Measurement
Cash and cash equivalents	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities	Amortized cost

(unaudited- in thousands of dollars except per Unit amounts)

3. CHANGES IN ACCOUNTING POLICIES (continued)

In accordance with Section 3855, the Fund conducted a search for embedded derivatives in its contractual arrangements and did not identify any embedded features that required separate presentation from the related host contract.

The adoption of these standards had no impact on the financial statements of the Fund.

4. CAPITAL ASSETS

Capital assets consist of the following:

	March 31, 2007		
	Cost	Accumulated Amortization	Net Book Value
Pickup and delivery equipment	$ 2,075	$ 418	$ 1,657
Leasehold improvements	628	134	494
Furniture	594	153	441
Computer equipment	16	6	10
	$ 3,313	$ 711	$ 2,602

	December 31, 2006		
	Cost	Accumulated Amortization	Net Book Value
Pickup and delivery equipment	$ 2,050	$ 332	$ 1,718
Leasehold improvements	628	112	516
Furniture	594	130	464
Computer equipment	16	5	11
	$ 3,288	$ 579	$ 2,709

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

	March 31, 2007		
	Cost	Accumulated Amortization	Net Book Value
Customer relationships	$ 56,200	$ 8,430	$ 47,770
Proprietary technology	3,000	750	2,250
Trademarks	6,400	-	6,400
	$ 65,600	$ 9,180	$ 56,420

(unaudited- in thousands of dollars except per Unit amounts)

5. INTANGIBLE ASSETS (continued)

	December 31, 2006		
	Cost	Accumulated Amortization	Net Book Value
Customer relationships	$ 56,200	$ 7,025	$ 49,175
Proprietary technology	3,000	625	2,375
Trademarks	6,400	-	6,400
	$ 65,600	$ 7,650	$ 57,950

6. LONG-TERM DEBT

The Fund has a three year committed credit facility maturing September 30, 2008 consisting of a $15,000 revolving facility to finance general operating requirements and a $4,000 revolving facility to finance future leases of operational assets (collectively, the "Credit Facility"). Interest on the Credit Facility varies, depending on certain financial ratios, between the lender's prime rate plus 0% and 0.75% or between the banker's acceptance rate plus 1.5% and 2.25%. Under the terms of the Credit Facility, the Fund is required, amongst other conditions, to meet certain covenants, with which the Fund was in compliance as at March 31, 2007. The Credit Facility is collateralized by a general security agreement covering all present and future assets of the Fund and its subsidiary companies, and does not require principal repayment until the end of the term.

As of March 31, 2007, the Fund has borrowed $3,183 under the Credit Facility at an effective interest rate of 6.00% (December 31, 2006 - $3,349 at 6.00%). Lease commitments resulting from operational assets financed under the $4,000 revolving facility are included in operating lease commitments in Note 15 of these financial statements.

7. NON-CONTROLLING INTEREST

	Number	Amount
ATS Andlauer Transportation Services LP		
Exchangeable Units		
Balance, December 31, 2006	2,316,442	$ 23,156
Allocation of income	-	625
Distributions declared	-	(678)
Closing, March 31, 2007	2,316,442	$ 23,103

(unaudited- in thousands of dollars except per Unit amounts)

7. NON-CONTROLLING INTEREST (continued)

ATS Andlauer Transportation Services LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by ATS Andlauer LP have economic and voting rights equivalent to the Units (Note 8), except in connection with the exchangeability terms. They are exchangeable, directly or indirectly, on a one-for-one basis for Units at the option of the holder, under the terms of an Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Units before transferring to third parties. As a result, they have been treated as a non-controlling interest. Each Exchangeable LP Unit entitles the holder to receive distributions from ATS Andlauer LP pro rata with distributions made on Units.

8. UNITHOLDERS' EQUITY

The beneficial interests in the Fund are divided into interests of two classes, described and designated as Units and Special Voting Units, respectively. An unlimited number of Units and Special Voting Units may be authorized and issued pursuant to the Declaration of Trust.

Units

Each Unit is transferable and represents an equal undivided beneficial interest in any distributions of the Fund and in the net assets of the Fund. All Units have equal rights and privileges. Each Unit entitles the holder to participate equally in all allocations and distributions and to one vote at all meetings of unitholders for each whole Unit held.

	Number	Amount
Units issued and outstanding		
Balance, December 31, 2006	9,293,923	$ 84,925
Units acquired by Fund for long-term incentive plan	(43,005)	(551)
Units distributed by Fund to LTIP participants	29,474	354
Balance, March 31, 2007	9,280,392	$ 84,728

In January 2007, the Fund was approved by the Toronto Stock Exchange to make a normal course issuer bid to purchase for cancellation up to 871,436 Units. The program will terminate on January 16, 2008 or such earlier time as the program is completed or terminated by the Fund. As of March 31, 2007, the Fund has made no repurchases of Units under the normal course issuer bid.

Special Voting Units

Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units. Special Voting Units are not transferable separately from Exchangeable LP Units to which they relate. Special Voting Units will automatically be transferred upon transfer of the Exchangeable LP Units to which they relate. The Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Special Voting Unit entitles the holder thereof to one vote at all meetings of Unitholders.

(unaudited- in thousands of dollars except per Unit amounts)

8. UNITHOLDERS' EQUITY (continued)

If the Exchangeable LP Units are purchased in accordance with the Exchange Agreement, a like number of Special Voting Units will be redeemed by the Fund for a nominal amount.

There were 2,316,442 Special Voting Units issued and outstanding as at March 31, 2007 and December 31, 2006.

Long-term Incentive Plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide executive officers and key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per Unit cash flow growth. Fund incentive bonuses, in the form of Units, will be provided to eligible employees on an annual basis where the distributable cash flow per Unit of the Fund exceeds a pre-determined base distribution. The base distribution is set annually by the Compensation Committee in accordance with terms of the Plan.

If the distributable cash flow per Unit exceeds the pre-determined base distribution amount, a percentage of the excess distributable cash (the "participation rate"), as noted below, is contributed by the Fund into a long-term incentive pool. Units will be purchased from contributions in the pool on the open market on behalf of the Plan participants and will be held by a trustee until their rights vest ("Capitalized Units"). Distributions received on Capitalized Units will be distributed to participants when received. Vesting of Capitalized Units will occur on the basis of one-third of the total grant per year with the first portion vesting at the time of granting.

Threshold amounts and participation rates are as follows:

Excess percentage	Proportion of excess percentage paid to Plan trustee
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5% to 10%, plus plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5% to 10%, plus 20% of any excess over 10% to 20%, plus 25% of any excess over 20%

For the year ended December 31, 2006 the distributable cash flow per Unit exceeded the base distributable threshold by $0.30 per Unit. In February 2007, the Compensation Committee granted $551 of incentives to be paid in the form of Units under the Plan. In accordance with the Plan, 43,005 Units were purchased on behalf of Plan participants, of which 14,336 Units vested and were transferred to Plan participants. As at March 31, 2007, 43,808 Units are held in trust by the Fund and have not vested to Plan participants, of which 29,473 Units vest in 2008 and 14,335 Units vest in 2009. A compensation expense is recorded over the vesting period and, accordingly,

(unaudited- in thousands of dollars except per Unit amounts)

approximately $259 has been recorded as a compensation expense for the three month period ended March 31, 2007.

9. INCOME PER UNIT

	Three months ended March 31,	
	2007	2006
Net income - basic	$ 2,518	$ 1,919
Non-controlling interest	625	477
Net income - diluted	$ 3,143	$ 2,396
Units outstanding - basic	9,289,413	9,324,200
Adjustment of Units held for long-term incentive plan	10,773	-
Exchangeable LP Units	2,316,442	2,316,442
Units outstanding - diluted	11,616,628	11,640,642
Income per Unit - basic	$ 0.271	$ 0.206
Income per Unit - diluted	$ 0.271	$ 0.206

10. DISTRIBUTIONS

Distributions to unitholders are determined based on earnings, before interest and amortization, but reduced by certain general and administrative expenses and maintenance capital expenditures. The Fund makes regular distributions to unitholders of record as of the last business day of each month.

For the period ended March 31, 2007, the Fund declared regular distributions totalling $2,724 (2006 - $2,268) relating to Units and $678 (2006 - $561) relating to Exchangeable LP Units. Regular distributions of $908 (2006 - $756) in relation to Units and $226 (2006 - $187) in relation to Exchangeable LP Units were payable as at March 31, 2007.

The Fund declared special cash distributions totalling $2,611 relating to Units and $648 relating to Exchangeable LP Units during the year ended December 31, 2006. The special cash distributions relating to Units and Exchangeable LP Units were paid on March 15, 2007.

(unaudited- in thousands of dollars except per Unit amounts)

10. DISTRIBUTIONS (continued)

		Units		Exchangeable LP Units		Total		
Record date	Date distribution paid/payable	Declared	Paid	Declared	Paid	Declared	Per Unit	Paid
Regular distributions								
January 31, 2007	February 15, 2007	$ 908	$ 908	$ 226	$ 226	$ 1,134	0.0974	$ 1,134
February 28, 2007	March 15, 2007	908	908	226	226	1,134	0.0974	1,134
March 30, 2007	April 16, 2007	908	-	226	-	1,134	0.0974	-
Total distributions		**$ 2,724**	**$ 1,816**	**$ 678**	**$ 452**	**$ 3,402**	**$ 0.2922**	**$ 2,268**

11. RELATED PARTY TRANSACTIONS

Transactions with related parties include the Exchangeable LP Units that were issued as part of the IPO, and included in Note 7 of these financial statements, are held by the Vendor.

Consistent with historical practices, during the period, the Fund entered into transactions with related parties that were incurred in the normal course of business at terms similar with unrelated parties. These transactions are accounted for at their exchange amount and are expected to continue at similar amounts in the future.

Included in these financial statements are the following transactions and balances as at and for the periods ended March 31, 2007 and 2006 with companies controlled directly or indirectly by the President and Chief Executive Officer, his spouse or a Fund trustee:

(unaudited- in thousands of dollars except per Unit amounts)

11. RELATED PARTY TRANSACTIONS (continued)

	Three months ended March 31, 2007	Three months ended March 31, 2006
Revenue		
Transportation services	$ 1,602	$ 1,125
Cost of goods sold		
Transportation services	1,390	1,608
Contract labour services	1,464	1,270
Expenses (recovery)		
Equipment rent	145	159
Facility rent	(45)	91
Shared services	(177)	(145)
Payment incentives and commissions	51	-
Accounts receivable	962	499
Accounts payable	854	825

12. INCOME TAXES

The Fund is taxed as a "mutual fund trust" for Canadian income tax purposes. Pursuant to the Declaration of Trust, the trustees intend to distribute or designate all taxable income earned by the Fund to unitholders of the Fund and to deduct such distributions and designations for income tax purposes. Therefore, no provision for income taxes is required.

The Fund claims the maximum amount of capital cost allowance, eligible capital expenditures and other deductions available in determining its income for tax purposes annually. This, along with other temporary differences, results in the reported amounts of the Fund's net assets exceeding the tax bases by approximately $34,000 at December 31, 2006.

On October 31, 2006, the Department of Finance (Canada) announced tax proposals pertaining to the taxation of income distributed by publicly listed income trusts and the tax treatment of trust distributions to their unitholders. Currently, the Fund does not pay tax on income it distributes to its unitholders. If enacted, the proposals would apply to the Fund effective January 1, 2011 and would result in Fund income being subject to a tax at the trust level.

In addition, if the proposals are enacted as announced, it would also result in the Fund accounting for future income taxes under the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets would be recorded in the consolidated financial statements to the extent that realization of such benefits is more likely than not.

(unaudited- in thousands of dollars except per Unit amounts)

13. NET CHANGE IN NON-CASH WORKING CAPITAL BALANCES

The net change in non-cash working capital balances related to operations consists of the following:

	Three months ended March 31,			
		2007		2006
Accounts receivable	$	5,694	$	3,903
Prepaid expenses and deposits		(1,495)		(1,166)
Accounts payable and accrued liabilities		(1,381)		(3,263)
	$	2,818	$	(526)

14. FINANCIAL INSTRUMENTS

The fair value of long-term debt approximates its carrying value as the long-term debt bears interest at floating rates. The fair values of all other financial assets and liabilities approximate their carrying values.

The Fund has long-term floating rate debt which creates an exposure to fluctuations to interest rates.

Given the Fund's contractual terms with its customers, it is not exposed to significant currency risk or commodity risk arising from fluctuations in fuel costs.

Financial instruments that potentially subject the Fund to concentrations of credit risk consist principally of accounts receivable. The Fund performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Fund's customer base. As of March 31, 2007 and December 31, 2006, the Fund had no significant concentration of credit risk.

15. COMMITMENTS

Operating lease commitments

Future minimum payments for operating leases that have initial or remaining terms of one year or more consisted of the following amounts:

	Total	2007 (9 mths)	2008	2009	2010	2011	Thereafter
Premise leases	$ 47,451	$ 5,402	$ 7,080	$ 6,554	$ 6,177	$ 5,896	$ 16,342
Equipment leases	19,740	4,405	5,434	4,070	2,683	2,120	1,028
	$ 67,191	$ 9,807	$ 12,514	$ 10,624	$ 8,860	$ 8,016	$ 17,370

(unaudited- in thousands of dollars except per Unit amounts)

16. SEGMENTED INFORMATION

The Fund manages its operations in one business segment, which is providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. All operations are conducted in Canada.

17. SUBSEQUENT EVENTS

On April 18, 2007, the Fund announced its regular monthly distributions for each of the months April, May, and June 2007 of $0.0974 per Unit to be paid as followed:

Record Date	Distribution Date	Ex-Distribution Date
April 30, 2007	May 15, 2007	April 26, 2007
May 31, 2007	June 15, 2007	May 29, 2007
June 29, 2007	July 16, 2007	June 27, 2007

Management's Discussion and Analysis
March 31, 2007

The following management's discussion and analysis ("MD&A") as of May 3, 2007, is a review of the consolidated financial condition and results of operations of ATS Andlauer Income Fund ("the Fund") for the three month periods ended March 31, 2007 and 2006. The consolidated results include the accounts of the Fund, and its underlying entities, ATS Andlauer Operating Trust ("ATSOT"), ATS Andlauer Transportation Services GP Inc. (the "GP"), and ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). It should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes (the "Interim Financial Statements") of the Fund for the three month periods ended March 31, 2007 and March 31, 2006 as well as the consolidated financial statements and MD&A for the year ended December 31, 2006. The financial statements of the Fund are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars.

The following discussion contains certain forward looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. See "Forward Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to those statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk Factors". This discussion also refers to certain non-GAAP measures to assist in assessing the Fund's financial performance. Non-GAAP measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Distributable Cash and Non-GAAP Measures".

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. All statements other than statements of historical fact contained in this MD&A are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, litigation, projected costs, and proposed investments and plans and objectives of or involving the Fund and the business strategy, proposed acquisitions and budgets of ATS Andlauer LP. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this MD&A. There can be no assurance that such expectations will prove to be correct. Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risks Factors".

The information contained in this MD&A, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and ATS Andlauer LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of this MD&A and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

OVERVIEW OF THE FUND

The Fund is an unincorporated open-ended trust governed by the laws of the Province of Ontario pursuant to the Declaration of Trust dated August 22, 2005. The Fund's activities are limited to making certain investments including its investment in the securities of its subsidiaries.

ATS Andlauer LP, an underlying entity of the Fund, is a single source, full-service transportation solutions provider for major consumer product companies requiring value added business-to-business transportation solutions in Canada. ATS Andlauer LP provides a broad range of transportation services designed to deliver reliable, flexible, and cost-effective distribution services that fulfill its customers' specific needs. These services are provided using courier, air freight forwarding, LTL and TL transportation modes, and include a full range of value added specialized service and logistics capabilities.

Headquartered in the Greater Toronto Area (Etobicoke), Ontario, ATS Andlauer LP currently serves its approximately 1,400 customers from a network of 23 facilities across Canada. It focuses on the transportation of high value products that are time sensitive, including pharmaceuticals, DVDs, telecommunication devices (such as wireless handsets and satellite dishes) and cosmetics. Customers include major manufacturers and consumer product companies in the entertainment, healthcare, telecommunications and electronics industries.

SELECTED FINANCIAL AND OPERATING INFORMATION

For the three month periods ended March 31, 2007 and March 31, 2006

	Three months ended March 31,	
	2007	2006
	(unaudited)	(unaudited)
	($ thousands, except per Unit amounts)	
Earnings Statement Highlights		
Revenue	44,414	41,574
Gross margin[(1)]	16,504	15,635
Gross margin percentage [(1)]	37.16%	37.61%
Income before non-controlling interest	3,143	2,396
EBITDA [(2)]	4,807	4,068
Income per Unit		
Basic	0.271	0.206
Diluted	0.271	0.206
Balance Sheet Highlights		
Total assets	124,293	128,238
Total liabilities	39,694	42,533
Distributions declared per Unit	0.2922	0.2430

(1) Gross margin is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by management of the GP ("Management") as it reflects the ability of the Fund to generate earnings necessary to fund overhead costs, capital investment and distributions. Gross margin and gross margin percentage have been calculated as follows:

	Three months ended March 31,	
	2007	2006
	(unaudited)	(unaudited)
	($ thousands)	
Revenue	44,414	41,574
Cost of sales	27,910	25,939
Gross margin	16,504	15,635
Gross margin (percentage) = Gross margin/Revenue	37.16%	37.61%

(2) EBITDA is a non-GAAP measure that Management considers a key measure as an indicator of the ability of the Fund to meet its capital and financing commitments. EBITDA is not a recognized measure under GAAP and does not have a standardized meaning under GAAP. EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Distributable Cash and Non-GAAP Measures". EBITDA has been calculated as follows:

	Three months ended March 31,	
	2007	2006
	(unaudited)	(unaudited)
	($ thousands)	
Income before non-controlling interest	3,143	2,396
Plus: Net interest	1	25
Plus: Depreciation and amortization	1,663	1,647
EBITDA	4,807	4,068

SUMMARY OF MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

($ thousands, except per Unit amounts)	**Mar 31, 2007 (Q1 07)**	**Dec 31, 2006 (Q4 06)**	**Sep 30, 2006 (Q3 06)**	**Jun 30, 2006 (Q2 06)**	**Mar 31, 2006 (Q1 06)**	**Dec 31, 2005 (Q4 05)**
Revenue	44,414	50,789	42,540	40,775	41,574	51,053
Gross margin (1)	16,504	19,462	15,828	15,289	15,635	20,913
EBITDA (1)	4,807	7,964	5,622	4,096	4,068	9,369
Income before non-controlling interest	3,143	6,196	3,974	2,436	2,396	7,750
Income per Unit						
Basic	0.271	0.534	0.342	0.210	0.206	0.666
Diluted	0.271	0.533	0.342	0.210	0.206	0.666
Cash and cash equivalents	753	265	32	1,024	441	264
Total assets	124,293	129,650	124,628	123,058	128,238	132,409
Total current liabilities	13,408	18,048	12,229	12,165	11,893	19,047
Long-term debt	3,183	3,349	3,749	3,000	7,364	3,948
Unitholders' equity	84,599	85,097	85,401	84,780	85,705	86,054
Non-controlling interest	23,103	23,156	23,249	23,113	23,276	23,360

(1) See "Definition of EBITDA, Distributable Cash and Non-GAAP Measures"

Revenue

Revenue is generated from the provision of trucking, courier, air freight forwarding and value added services to customers. Customers pay fees to transport goods from one destination to another over a specified delivery period. Fees are determined and collected based on the weight and size of the shipment, the mode or modes of transportation used, and the provision of incremental value added services such as temperature management, appointment deliveries, and returns management services. Revenue is generally categorized as either ground or air, depending on the primary mode of transport. Revenue is also generated from fuel surcharges through which fuel price increases are passed through to its customers.

Cost of Goods Sold and Expenses

The following costs are incurred in the delivery of services to customers:

- Linehaul — includes ground and air freight transfers between terminals. A combination of third party carriers, owner-operators and company drivers are used to facilitate the movement of freight, keeping costs variable.
- Pickup and delivery — relates to the pickup and subsequent delivery of customer freight. Owner-operators who own the equipment used to deliver the freight are used extensively in the provision of such services. In addition, employee drivers are used for some city work using leased equipment and provide flexibility to add rental units or use third party carriers when necessary.
- Handling costs — relates to dock labour at the various terminals to handle freight. By using contract labour, the company is able to maintain a cost variable with revenue and allows for additional labour staffing during peak periods.

In addition, the following costs are incurred:

- Terminal expenses, which include salaries, employee benefits, utilities, building rent, maintenance and equipment expenses.
- Selling expenses, which include sales salaries, commissions and travel expenses.
- Administrative expenses, which include executive salaries, information technology, human resources, accounting and training expenses.

Seasonality of Operations

The activities of the Fund are subject to general demand for freight transportation. Historically, demand has been relatively stable with the exception of the winter months, in which demand slightly decreases, and the fall months, in which demand increases. Consequently, the Fund's activities in the last six months of the year are usually stronger than the first six months of the year.

RESULTS OF OPERATIONS

For the three months ended March 31, 2007 compared to the three months ended March 31, 2006

	Three months ended March 31,	
	2007	**2006**
	(unaudited)	(unaudited)
	($ thousands)	
Revenue	44,414	41,574
Cost of goods sold	27,910	25,939
Gross margin	16,504	15,635
Gross margin %	37.16%	37.61%
Terminal	7,691	7,644
Selling	1,000	1,165
Administration	3,006	2,758
Amortization	1,663	1,647
	13,360	13,214
Interest expense	1	25
Income before non-controlling interest	3,143	2,396

Revenue

Revenue for the three months ended March 31, 2007 was $44.4 million compared to $41.6 million for the same period in 2006, an increase of $2.8 million or 6.83%. The increase was largely the result of the Pharmaceutical and Healthcare vertical which posted growth of $1.8 million in the period ended March 31, 2007 compared to the same period in 2006, with the Entertainment and Consumer Products verticals contributing $1.0 million.

Air freight forwarding and ground revenue excluding fuel surcharges increased by $1.0 million and $1.5 million respectively in the three month period ended March 31, 2007 compared to the same period in 2006. Total fuel surcharge revenue increased by $0.3 million from $3.5 million in 2006 to $3.8 million in 2007.

Cost of Sales and Gross Margin

Cost of sales increased from $25.9 million for the three months ended March 31, 2006 to $27.9 million for the three months ended March 31, 2007; cost of sales as a percentage of revenue increased from 62.39% for the three months ended March 31, 2006 to 62.84% for the three months ended March 31, 2007.

Linehaul and pickup and delivery costs as a percentage of revenue remained fairly consistent quarter over quarter, while handling costs as a percentage of revenue increased due to higher labour costs in Alberta compared to 2006. As a result, gross margin decreased from 37.61% for the three months ended March 31, 2006 to 37.16% for the same period in 2007.

Terminal Expenses

Terminal expenses remained flat at $7.7 million for the three months ended March 31, 2007 compared to $7.6 million for the three months ended March 31, 2006. The slight increase was mainly due to an increase in staff related costs. Terminal expenses as a percentage of revenue decreased from 18.39% for the three months ended March 31, 2006 to 17.32% for the three months ended March 31, 2007.

Selling and Administrative

Sales and marketing expenses decreased from $1.2 million for the three months ended March 31, 2006 to $1.0 million for the same period in 2007. The decrease in selling costs was due to lower sales incentive expenses during the quarter compared to the same quarter in the previous year. Selling costs as a percentage of revenue decreased from 2.80% for the three months ended March 31, 2006 to 2.25% for the three months ended March 31, 2007.

For the three months ended March 31, 2007, administrative expenses increased from $2.8 million to $3.0 million for the same period in 2006. The increase in administrative expenses was due to an increase in the provision for employee incentive plan costs amounting to $0.2 million. Administration costs increased from 6.63% of revenue for the three months ended March 31, 2006 to 6.77% of revenue for the three months ended March 31, 2007.

Income before Non-controlling Interest

Income before non-controlling interest for the three month period ended March 31, 2007 was $3.1 million compared to $2.4 million for the same period in 2006.

EBITDA

EBITDA was $4.8 million for the three months ended March 31, 2007, up from $4.1 million in the same period in 2006, representing an increase of 18.17%. As a percentage of revenue, EBITDA was 10.82% for the three months ended March 31, 2007, compared to 9.79% in the same period in 2006. EBITDA is a non-GAAP measure and may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Distributable Cash and Non-GAAP Measures".

EBITDA for these periods are calculated as follows:

	Three months ended March 31,	
	2007	2006
	(unaudited)	(unaudited)
	($ thousands)	
Income before non-controlling interest	3,143	2,396
Add:		
Interest	1	25
Depreciation and amortization	1,663	1,647
EBITDA	4,807	4,068

DISTRIBUTABLE CASH AND DISTRIBUTIONS

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees. The policy allows the Fund to make monthly distributions to its unitholders based on its estimate of distributable cash for the year. The Fund makes monthly cash distributions to the unitholders of record on the last day of each month, payable on or about the 15th day of the following month.

Distributable cash and payout ratio are terms that are used on occasion in this MD&A that are non-GAAP measures and do not have standardized meanings prescribed by GAAP. Therefore, distributable cash and payout ratio may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Distributable Cash and Non-GAAP Measures".

The Fund reviews its historical and expected results on a regular basis which also includes consideration of economic conditions in order to assess the appropriateness of its distribution policy. The Fund strives to achieve a sustainable and attractive level of distributions for its unitholders.

Based on this review, and the financial performance of the Fund, the following table summarizes the cash distributions for the three months ended March 31, 2007:

		Units		Exchangeable LP Units		Total		
		($ thousands except per Unit amounts)						
Record date	**Date distribution paid/payable**	**Declared $**	**Paid $**	**Declared $**	**Paid $**	**Declared $**	**Per Unit $**	**Paid $**
Regular Distributions								
January 31, 2007	February 15, 2007	908	908	226	226	1,134	0.0974	1,134
February 28, 2007	March 15, 2007	908	908	226	226	1,134	0.0974	1,134
March 30, 2007	April 16, 2007	908	-	226	-	1,134	0.0974	-
		2,724	1,816	678	452	3,402	0.2922	2,268

Distributions are paid on Units and Exchangeable LP Units. As of March 31 and May 3, 2007 the following Units and Exchangeable LP Units were outstanding:

Units outstanding	9,280,392
Units held by the Fund for long-term incentive plan	43,808
Total Units	9,324,200
Exchangeable LP Units [1]	2,316,442
	11,640,642

[1] Each Exchangeable LP Unit has one Special Voting Unit attached thereto.

During the period, the Fund approved regular distributions of $0.2922 per Unit and paid the special cash distribution of $0.2800 per Unit that was declared during the fiscal year ended December 31, 2006. The special distribution was paid on March 15, 2007 to unitholders of record on December 29, 2006.

Distributable Cash per Unit (Fund Units and Exchangeable LP Units)
($ thousands except per Unit amounts)

	Three months ended March 31, 2007	2006
	(unaudited)	(unaudited)
	($ thousands)	
Earnings before interest, taxes, depreciation and amortization and non-controlling interest	4,807	4,068
Less: Net interest paid / (received)	(8)	25
Less: Maintenance capital expenditures [1]	26	-
Distributable cash	4,789	4,043
Distributable cash per Unit [2]	0.411	0.347
Cash distributions declared	3,402	2,829
Cash distributions declared per Unit [2]	0.292	0.243
Payout ratio cash distributions	71%	70%

[1] See "Liquidity and Capital Resources-Capital Expenditures" for a summary of amounts included and explanation of each

[2] Calculated based on 11,640,642 units outstanding

It is the Fund's policy to review the monthly distribution on a periodic basis and to maintain a payout ratio in the range of 80%-90%. The payout ratios, or cash distributions declared expressed as a percent of distributable cash, were 71% and 70% for the three month periods ended March 31, 2007 and 2006 respectively. The excess of distributable cash over cash distributions to unitholders has been retained to fund acquisitions of capital assets and reduce existing debt.

In addition to the reconciliation of earnings before interest, taxes, depreciation and amortization and non-controlling interest to distributable cash as outlined above, the following table provides a reconciliation of cash flow from operating activities to distributable cash for the three month periods ended March 31, 2006 and 2007:

Reconciliation of Distributable Cash to Cash from Operating Activities

	Three months ended March 31, 2007	2006
	(unaudited)	(unaudited)
	($ thousands)	
Cash from operating activities	6,015	2,206
Adjusted for non-cash items		
Gain/(loss) on disposal of assets [1]	-	(19)
Net change in non-cash working capital [2]	(2,818)	526
Maintenance capital expenditures [3]	(26)	-
Distributions paid to non-controlling interest [4]	1,326	1,336
Purchase of Long-term incentive plan units	551	-
Amortization of deferred financing cost	-	(6)
Long-term incentive plan expense	(259)	-
Distributable cash	**4,789**	**4,043**

[1] Loss on disposal of assets effectively increases the cost of maintenance capital expenditures, while proceeds on disposal of assets effectively decrease such expenditures. Therefore losses are considered non-distributable to unitholders and proceeds considered distributable.

[2] Net change in non-cash working capital is not included in the calculation of distributable cash. Working capital investments are funded through a combination of cash flow not distributed and the Credit Facilities (see "Liquidity and Capital Resources").

[3] See "Liquidity and Capital Resources-Capital Expenditures" for a summary of amounts included and explanation of each.

[4] Distributable cash is calculated on a fully diluted basis however distributions paid to the non-controlling interest are deducted from cash from operations in the statement of cash flows.

LIQUIDITY AND CAPITAL RESOURCES

For the three month periods ended March 31, 2007 and March 31, 2006, the Fund has utilized cash from operations and funds under ATS Andlauer LP's credit facilities to maintain existing capacity. The following table provides an overview of cash flows for the three month periods ended March 31, 2007 and 2006:

	Three months ended March 31,	
	2007	**2006**
	(unaudited)	(unaudited)
	($ thousands)	
Net inflow (outflow) of cash related to:		
Operating activities	6,015	2,206
Investing activities	(26)	(49)
Financing activities	(5,501)	(1,980)
Increase in cash resources	**488**	**177**

Cash from Operating Activities

Cash from operating activities was $6.0 million for the three month period ended March 31, 2007. Operating income, adjusted for non-cash amortization, units purchased on behalf of the long-term incentive plan and associated compensation expense and distributions paid in excess of non-controlling interest, contributed $3.2 million. Non-cash working capital decreased by $2.8 million during the quarter.

Cash Used for Investing Activities

Cash used for investing activities related to the purchase and sale of capital assets. See "Capital Expenditures" below for a discussion.

Cash from Financing Activities

Cash outflow from financing activities was $5.5 million for the three month period ended March 31, 2007 and included net repayment of $0.2 million relating to the Credit Facility, as described below, during the period. Distributions totaling $5.3 million were paid on Fund Units during the period which included $3.5 million relating to distributions declared and payable at the end of fiscal 2006 and $1.8 million relating to distributions declared in 2007.

Credit Facilities

At the time of its IPO, ATS Andlauer LP established credit facilities with a Canadian chartered bank. These credit facilities consist of a three year committed $15.0 million revolving credit facility to finance general operating requirements, as well as a three year committed $4.0 million revolving credit facility to finance leases of operating assets, (collectively the "Credit Facility"). Security for the Credit Facility includes a first security interest on substantially all of the assets of the Fund and its underlying entities, including accounts receivable. Interest on the Credit Facility varies, depending on certain financial ratios, between the lender's Canadian prime rate plus 0% and 0.75% and between the bankers' acceptance rate plus 1.5% and 2.25%. The Credit Facility is subject to customary terms and conditions, including limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and does not require principal repayment until the end of the term. The terms of the Credit Facility are subject to change from time to time. The Credit Facility may in certain circumstances restrict the ability of ATS Andlauer LP to pay distributions to the holders of its units, including the Fund, and of the Fund to pay distributions to unitholders if the payment would result in a default under the Credit Facility. Under the terms of the Credit Facility, the Fund is required, amongst other conditions, to meet certain covenants, with which the Fund was in compliance as at March 31, 2007.

As of March 31, 2007, the Fund has borrowed $3.2 million at an effective rate of 6.0% under the $15.0 million three year committed revolving credit facility.

Management believes that the credit facilities are sufficient to meet the Fund's working capital requirements.

Capital Expenditures
During the three month period ended March 31, 2007, ATS Andlauer LP incurred minimal capital expenditures which is consistent with historical levels and is a direct result of the strategic business decision to lease rather than own equipment and facilities. ATS Andlauer LP estimates to spend approximately $1.3 million in capital expenditures in fiscal 2007 of which approximately $0.6 million is estimated to be maintenance capital. As at March 31, 2007 the Fund has spent minimal capital expenditures all of which was related to maintenance capital expenditures. Future capital expenditures (other than acquisitions) will be funded from cash flow generated from operations and lease financing.

ATS Andlauer LP considers maintenance and refurbishment of existing facilities and trucks, and cash proceeds on disposal of capital assets as maintenance capital expenditures and appropriately deducts these amounts from distributable cash. Growth capital expenditures were not included in the calculation of distributable cash and were funded with operating cash flow not distributed and are considered to be expenditures undertaken to promote business expansion, primarily consisting of acquisitions and terminal development.

The following table provides a summary of maintenance capital expenditures deducted from distributable cash for the three month periods ended March 31, 2007 and 2006:

	Three months ended March 31,	
	2007	**2006**
	(unaudited)	(unaudited)
	($ thousands)	
Total capital expenditures	27	61
Growth capital expenditures (not deducted from distributable cash)	-	(61)
Maintenance capital expenditures	27	-
Cash proceeds on disposal of capital assets	(1)	-
Maintenance capital expenditures deducted from distributable cash	**26**	-

SUMMARY OF CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

As at March 31, 2007, the Fund did not have any off-balance sheet arrangements other than those contractual obligations of ATS Andlauer LP disclosed below:

	Payments ($ thousands)						
	Total	**2007 (9 mths)**	**2008**	**2009**	**2010**	**2011**	**Thereafter**
Premise leases [1][2]	47,451	5,402	7,080	6,554	6,177	5,896	16,342
Equipment leases [1][3]	19,740	4,405	5,434	4,070	2,683	2,120	1,028
Total [4]	67,191	9,807	12,514	10,624	8,860	8,016	17,370

Notes:
[1] Payments for operating leases are deducted from cash flow from operating activities.
[2] Premise leases include minimum lease payment obligations associated with leases for office and terminal space.
[3] Equipment leases include minimum lease payment obligations associated with leases for trucks and trailers required for the transportation of freight.
[4] Purchase arrangements made in the ordinary course of business have been excluded as they are discretionary.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties include the Exchangeable LP Units that were issued as part of the IPO, and included in Note 7 of the financial statements, and are held by the Vendor.

Consistent with historical practice, the Fund entered into transactions during the period with related parties that were incurred in the normal course of business at terms similar with unrelated parties. These transactions are accounted for at their exchange amount and are expected to continue at similar amounts in the future.

Included in the financial statements are the following transactions and balances as at and for the three month periods ended March 31, 2007 and 2006 with companies controlled directly or indirectly by the President and Chief Executive Officer, his spouse or a Fund trustee:

	Three months ended March 31, 2007	Three months ended March 31, 2006
	(unaudited)	(unaudited)
	($ thousands)	
Revenue		
Transportation services	1,602	1,125
Cost of goods sold		
Transportation services	1,390	1,608
Contract labour services	1,464	1,270
Expenses (recovery)		
Equipment rent	145	159
Facility rent	(45)	91
Shared services	(177)	(145)
Payment incentive and commissions	51	-
Accounts receivable	962	499
Accounts payable	854	825

LONG-TERM INCENTIVE PLAN

For the year ended December 31, 2006 the distributable cash flow per Unit exceeded the base distributable threshold by $0.30 per Unit. In February 2007, the Compensation Committee granted $0.6 million of incentives to be paid in the form of Units, under the Plan. In accordance with the Plan, 43,005 Units were purchased on behalf of Plan participants, of which 14,336 Units vested and were transferred to Plan participants. As at March 31, 2007, 43,808 Units are held in trust by the Fund and have not vested to Plan participants. A compensation expense is recorded over the vesting period and, accordingly, approximately $0.3 million has been recorded as a compensation expense for the three month period ended March 31, 2007.

NORMAL COURSE ISSUER BID

On January 15, 2007, the Fund announced that it had filed with Toronto Stock Exchange (the "TSX") and received approval to repurchase, through the facilities of the TSX for cancellation, up to 871,436 of its outstanding Units, representing approximately 10% of the "public float" of the Units outstanding on January 15, 2007, calculated in accordance with the rules of the TSX. As at the date of this MD&A, the Fund has made no repurchases of Units under the normal course issuer bid.

SUBSEQUENT EVENT

On April 18, 2007, the Fund announced its regular monthly distributions for each of the months April, May, and June 2007 of $0.0974 per Unit to be paid as followed:

Record Date	Distribution Date	Ex-Distribution Date
April 30, 2007	May 15, 2007	April 26, 2007
May 31, 2007	June 15, 2007	May 29, 2007
June 29, 2007	July 16, 2007	June 27, 2007

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing its financial statements and accounting for the underlying transactions and balances, the Fund has applied the accounting policies as disclosed in the notes to the financial statements of the Fund. Preparation of the Fund's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The Fund evaluates estimates and judgments on an ongoing basis including those related to the determination of reserves for the allowance for doubtful accounts, amortization expense, and evaluation of contingent liabilities. Estimates are based on historical experience and various other factors believed to be reasonable under the circumstances. The more significant accounting estimates are as follows:

Revenue Recognition

Revenue is recognized upon delivery of shipments. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing adjustments to revenue and accounts receivable are recognized at the time of shipment for certain discounts and billing corrections. Delivery costs are accrued for as incurred.

Accounts Receivable Valuation

ATS Andlauer LP records a valuation allowance covering its accounts receivable. The allowance is composed of both a provision for revenue adjustments as well as potential future bad debts. Revenue adjustments represent revisions to rates previously invoiced to customers. The provision for revenue adjustments is established by Management based on both actual adjustments and a formula based on past rate adjustment experience as a percentage of gross revenue. ATS Andlauer LP also performs ongoing credit evaluations of its customers' financial condition with the objective of assessing the likelihood that accounts receivable may not be collectible from customers due to credit risk. Potential credit risk can arise through industry conditions but it is Management's opinion that the risk is low. A valuation allowance of $0.63 million was recorded at March 31, 2007.

Capital Assets and Amortization

Capital assets of ATS Andlauer LP are recorded at acquisition cost. Amortization is provided as follows:

Computer equipment	30% declining balance
Furniture	20% declining balance
Leasehold improvements	term of the lease
Pickup and delivery equipment	20% declining balance

Long-Term Incentive Plan

The Fund has a long-term incentive plan (the "Plan") for certain of the executive officers and senior management of the GP. The Fund uses the fair value based method of accounting for stock-based compensation. Under the Plan, Units purchased on the open market on behalf of the Plan participants are recorded at cost as a reduction of Unitholders' equity.

The Fund records a compensation expense over the vesting period based on the Units' fair value at the time of granting. Where the fair value of the Units at the time of granting is greater than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as contributed surplus. Where the fair value of the Units at the time of grant is lower than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as a reduction to retained earnings.

For the three month period ended March 31, 2007, $0.3 million of compensation expense was recorded based on awards granted under the Plan during March 2006 and February 2007.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Fund adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, *Comprehensive Income*; Section 3251, *Equity*; Section 3855, *Financial Instruments - Recognition and Measurement*; and Section 3861, *Financial Instruments - Disclosure and Presentation.* Under the new standards, policies

followed for periods prior to the effective date generally are not reversed and, therefore, the comparative amounts for prior periods have not been restated.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The Fund has no other comprehensive income components and, accordingly, the Fund's net income equals comprehensive income.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost.

The Fund's financial assets and financial liabilities are classified and measured as follows:

Asset/Liability	Classification	Measurement
Cash and cash equivalents	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities	Amortized cost

In accordance with Section 3855, the Fund conducted a search for embedded derivatives in its contractual arrangements and did not identify any embedded features that required separate presentation from the related host contract.

The adoption of these standards had no impact on the financial statements of the Fund.

RISK FACTORS

General Economic Conditions

The price of fuel, equipment, and other input costs, insurance costs, interest rates, fluctuations in customers' business cycles and national and regional economic conditions are economic factors over which the Fund has little or no control. Demand for transportation services is closely linked to the state of the overall economy. Consequently, a decline in general economic growth may adversely impact the Fund's performance.

Reliance on Major Customers; Contract Renewals

A significant proportion of ATS Andlauer LP's customers are under contract, with most of those contracts being able to be terminated on short notice. In addition, most of ATS Andlauer LP's customer contracts are subject to renewal annually. There can be no assurance that current customers will continue their relationships with ATS Andlauer LP or that contracts that come up for renewal will be renewed or, if they are renewed, that customers will contract for the same volume amounts to be transported or that they will pay the same rates and surcharges as they have in the past.

Use of Third Party Transportation Providers

As an air freight forwarder, ATS Andlauer LP purchases air cargo capacity from aircraft operators. Changes in the availability or price for air cargo could have a material adverse effect on ATS Andlauer LP's operations and financial condition thereby reducing cash available for distribution to unitholders. ATS Andlauer LP routinely purchases linehaul services from truckload carriers. Changes in the availability or price of such services could have a material adverse effect on ATS Andlauer LP's operations and financial condition thereby reducing cash available for distribution to unitholders.

Dependence on Personnel
The failure to attract and retain a sufficient number of qualified drivers and owner-operators could also have a material adverse effect on the profitability of the ATS Andlauer LP. Any shortage of qualified drivers and/or owner-operators may result in the inability of ATS Andlauer LP to accept new customers or the inability of ATS Andlauer LP to meet existing customer obligations. It would be expected to result in an escalation of compensation levels for drivers/owner-operators and other hourly paid employees, which ATS Andlauer LP may mot be successful in offsetting through transportation rate increases. Any of the foregoing could result in a material adverse affect on ATS Andlauer LP resulting in a reduction in cash available for distribution to Unitholders.

Information Technology
ATS Andlauer LP has made significant investments in information technology and relies on its information systems to support its business model. In the event that irreparable damage was caused to ATS Andlauer LP's information systems and databases or the information contained in its information systems was lost, ATS Andlauer LP's operational ability would be impaired and its ability to provide service to its customers compromised. In such event, ATS Andlauer LP's financial condition, results of operation, and the amount of cash available for distribution to unitholders could be materially adversely affected.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Annual Information Form of the Fund, available at www.sedar.com.

OUTLOOK

The Fund remains focused on meeting the needs of its existing clients and targeting new ones, cross-selling and introducing its capabilities in temperature management. It will also continue to focus on helping clients benefit from the recent addition of its state-of-the-art temperature controlled facilities, practices and solutions. As 2007 progresses, the Fund is well-positioned for profitable growth, given a steady revenue foundation, supported by increased capacity as a result of the additional of new facilities.

The Fund remains conservatively financed with a debt-to-equity ratio of 0.20:1 and $16.0 million of working capital. In addition, the Fund has a $15.0 million credit facility, of which $3.2 million had been utilized as at March 31, 2007. This provides the Fund with a high degree of flexibility and should allow it to meet ongoing requirements for capital expenditures, working capital and distributions over the next 12 months.

In addition, the Fund will continue to explore opportunities to acquire complementary or competing businesses, within the limits set by the proposed tax legislation.

DEFINITION OF EBITDA, DISTRIBUTABLE CASH AND NON-GAAP MEASURES

References in this MD&A to:

"**EBITDA**" are to net income before provision for interest, income taxes, depreciation and amortization and non-controlling interest. Management believes that in addition to net income or loss, EBITDA is a useful supplemental measure of cash available for distribution before debt service, changes in working capital, maintenance capital expenditures and taxes.

"**Distributable cash**" are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund described in the prospectus. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance and Management believes that prospective investors may consider the cash distributed by the Fund relative to the price of the Units when assessing an investment in Units. The Fund's method of determining distributable cash is derived from EBITDA, which in turn is derived from net income, a measure recognized under GAAP and is also reconciled to cash from operating activities. See "Distributable Cash and Distributions" for a reconciliation of Distributable cash to cash from operating activities before net changes in non-cash working capital.

"**Gross margin**" is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by Management as it reflects the ability to generate earnings necessary to fund overhead costs, capital investment and distributions. It is calculated by deducting cost of goods sold from revenue.

"**Payout ratio**" is a non-GAAP measure that represents a comparison of distributions declared to distributable cash. Management believes that the payout ratio is an indicator of the Fund's conservatism and its ability to continue to make distributions to unitholders at current rates.

EBITDA, Distributable cash, Gross margin and Payout ratio are measures that are not recognized by and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA, Distributable Cash, Gross margin and Payout ratio may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA, and Distributable Cash should not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of the Fund's performance.

ADDITIONAL INFORMATION

Additional information relative to the Fund including the Fund's Annual Information Form, may be found on SEDAR at www.sedar.com.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Michael Andlauer, *President and Chief Executive Officer of ATS Andlauer Transportation Services GP Inc.*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *ATS Andlauer Income Fund*, (the issuer) for the period ending *September 30, 2006*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: May 3, 2007

<u>**"Michael Andlauer"**</u>

Michael Andlauer
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Brian Mascarenhas, *Vice President Finance and Chief Financial Officer of ATS Andlauer Transportation Services GP Inc.*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *ATS Andlauer Income Fund*, (the issuer) for the period ending *September 30, 2006*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: May 3, 2007

"Brian Mascarenhas"

Brian Mascarenhas
Vice President Finance and Chief Financial Officer

For Immediate Release

ATS ANDLAUER INCOME FUND ANNOUNCES STRONG FIRST QUARTER RESULTS FOR 2007

- Revenue grows 6.8%
- EBITDA up 18.2%
- Distributable cash grows by 18.5% per trust unit
- Payout ratio 71%

Toronto, Ontario –ATS Andlauer Income Fund (the "**Fund**") (TSX: ATS.UN) announced today strong results for the first quarter ended March 31, 2007.

"The Fund began 2007 with strong operational and financial performances as a result of continued focus on the management of our business and solid organic growth for the three months ended March 31, 2007," said Michael Andlauer, President and Chief Executive Officer. "We are encouraged by this performance, which features 6.8% growth in revenue, 18.2% growth in EBITDA, 18.5% increase in distributable cash and a 20.3% increase in aggregate distributions declared compared to our first quarter a year ago."

	Three months ended March 31,	
	2007	**2006**
	(unaudited)	(unaudited)
	($ thousands, except per Unit amounts)	
Earnings Statement Highlights		
Revenue	44,414	41,574
Gross margin[(1)]	16,504	15,635
Gross margin percentage [(1)]	37.16%	37.61%
Income before non-controlling interest	3,143	2,396
EBITDA [(2)]	4,807	4,068
Income per Unit		
Basic	0.271	0.206
Diluted	0.271	0.206
Balance Sheet Highlights		
Total assets	124,293	128,238
Total liabilities	39,694	42,533
Distributions declared per Unit	0.2922	0.2430

(1) See Non-GAAP Measures

Revenue for the three months ended March 31, 2007 was $44.4 million compared to $41.6 million for the same period in 2006, an increase of $2.8 million or 6.83%. The increase was largely the result of the Pharmaceutical and Healthcare vertical which posted growth of $1.8 million in the period ended March 31, 2007 compared to the same period in 2006, with the Entertainment and Consumer Product verticals contributing $1.0 million.

Air freight forwarding and ground revenue excluding fuel surcharges increased by $1.0 million and $1.5 million respectively in the three month period ended March 31, 2007 compared to the same period in 2006. Total fuel surcharge revenue increased by $0.3 million from $3.5 million in 2006 to $3.8 million in 2007.

Cost of sales increased from $25.9 million for the three months ended March 31, 2006 to $27.9 million for the three months ended March 31, 2007; cost of sales as a percentage of revenue increased from 62.39% for the three months ended March 31, 2006 to 62.84% for the three months ended March 31, 2007.

Linehaul and pickup and delivery costs as a percentage of revenue remained fairly consistent quarter over quarter, while handling costs as a percentage of revenue, increased due to higher labour costs in Alberta compared to 2006. As a result, gross margin decreased from 37.61% for the three months ended March 31, 2006 to 37.16% for the same period in 2007.

SUMMARY OF MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

($ thousands, except per unit amounts)	**Mar 31, 2007 (Q1 07)**	**Dec 31, 2006 (Q4 06)**	**Sep 30, 2006 (Q3 06)**	**Jun 30, 2006 (Q2 06)**	**Mar 31, 2006 (Q1 06)**	**Dec 31, 2005 (Q4 05)**
Revenue	44,414	50,789	42,540	40,775	41,574	51,053
Gross margin [(1)]	16,504	19,462	15,828	15,289	15,635	20,913
EBITDA [(1)]	4,807	7,964	5,622	4,096	4,068	9,369
Income before non-controlling interest	3,143	6,196	3,974	2,436	2,396	7,750
Income per Unit						
Basic	0.271	0.534	0.342	0.210	0.206	0.666
Diluted	0.271	0.533	0.342	0.210	0.206	0.666
Cash and cash equivalents	753	265	32	1,024	441	264
Total assets	124,293	129,650	124,628	123,058	128,238	132,409
Total current liabilities	13,408	18,048	12,229	12,165	11,893	19,047
Long-term debt	3,183	3,349	3,749	3,000	7,364	3,948
Unitholders' equity	84,599	85,097	85,401	84,780	85,705	86,054
Non-controlling interest	23,103	23,156	23,249	23,113	23,276	23,360

[(1)] See Non-GAAP Measures

"We are seeing very positive momentum so far this year. ATSers continue to deliver with excellence, as evidenced in our key operating and financial indicators," stated Michael Andlauer, President and Chief Executive Officer.

Total cash distributions for the quarter were $3.4 million or $0.292 per trust unit resulting in a cash distribution payout ratio of 71%. On an annualized basis, distributions have increased from the prospectus estimate of $0.975 to $1.1688 per trust unit.

The Fund's income before non-controlling interest increased by 31.2% to $3.1 million in the three month period ending March 31, 2007, compared with $2.4 million for the same period 2006.

The Fund is an open-ended trust that holds, indirectly, securities of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

The Fund's units trade on the Toronto Stock Exchange under the symbol ATS.UN.

The Financial Statements and Management's Discussion and Analysis for the period ended March 31, 2007, along with additional information relating to the Fund, including all public filings, are available on www.sedar.com and on the Fund's website at www.atsincomefund.ca.

FORWARD LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Fund. These statements are based on suppositions and uncertainties as well as on management's evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Fund's services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the Fund's operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Fund's website (www.atsincomefund.ca). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and the Fund undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

NON-GAAP MEASURES

Gross margin is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by management as it reflects the ability of the Fund to generate earnings necessary to fund overhead costs, capital investment and distributions.

EBITDA is a non-GAAP measure that management considers a key measure as an indicator of the ability of the Fund to meet its capital and financing commitments. EBITDA is not a recognized measure under GAAP and does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other issuers.

Distributable cash are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund described in the prospectus. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance and Management believes that prospective investors may consider the cash distributed by the Fund relative to the price of the Units when assessing an investment in Units. The Fund's method of determining distributable cash is derived from EBITDA, which in turn is derived from net income, a measure recognized under GAAP and is also reconciled to cash from operating activities.

Cash distribution payout ratio is a non-GAAP measure that compares distributions paid to available distributable cash which management considers an indicator of the Fund's conservatism and its ability to make distributions to unitholders at current rates in the future.

For further information, please contact:

Michael Andlauer
President & Chief Executive Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

Brian Mascarenhas
Vice President & Chief Financial Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

ATS ANDLAUER INCOME FUND

EARLY WARNING REPORT FILED PURSUANT TO NATIONAL INSTRUMENT 62-103
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
SECTION 92 OF THE SECURITIES ACT (MANITOBA)
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

(a) The name and address of the eligible institutional investor.

Goodman & Company, Investment Counsel Ltd. ("G&C")
One Adelaide Street East, 29th Floor
Toronto, Ontario
M5C 2V9

(b) The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Not applicable as this is an initial report.

(c) The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made.

G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, exercises control or direction over 1,165,600 trust units of ATS Andlauer Income Fund ("ATS Andlauer"), which represents an approximate 12.50% interest, on an undiluted basis, as April 30, 2007.

(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

Not applicable.

(ii) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor, and**

Not applicable.

(iii) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

G&C, through one or more mutual funds or other client accounts managed by it, exercises control or direction over 1,165,600 trust units of ATS Andlauer, which represents an approximate 12.50% interest on an undiluted basis.

(e) **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

The securities of ATS Andlauer acquired by G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(f) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.**

Not applicable.

(g) **The names of any joint actors in connection with the disclosure required by this Form.**

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.

Not applicable.

(i) Goodman & Company, Investment Counsel Ltd. is eligible to file reports under Part 4 in respect of the reporting issuer.

DATED this 10th day of May, 2007.

GOODMAN & COMPANY,
INVESTMENT COUNSEL LTD.

Per: *"Oscar Belaiche"*
Name: Oscar Belaiche
Title: Vice-President and Portfolio Manager

File No 82-34967

NOTICE TO READER

This Notice accompanies, and should be read in conjunction with, *Form 52-109F2Certification of Interim Filings,* of *Michael Andlauer President and Chief Executive Officer of ATS Andlauer Transportation Services GP Inc.*, dated May 3, 2007 (the "Original Certificate") filed by ATS Andlauer Income Fund (the "Issuer") with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval ("SEDAR").

The Original Certificate indicated the incorrect period for which the certification was being made. The certification was being made for the period ended March 31, 2007 however stated that it was for the period ended September 30, 2006 and should be disregarded by the reader from the date of this notice. As of the date of this notice, the Original Certificate is superseded and replaced by *Form 52-109F2Certification of Interim Filings,* of *Michael Andlauer President and Chief Executive Officer of ATS Andlauer Transportation Services GP Inc.*, dated May 17, 2007 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

Dated: May 17, 2007

ATS Andlauer Income Fund
"Brian Mascarenhas"

Brian Mascarenhas
Vice President Finance and Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Michael *Andlauer, President and Chief Executive Officer of ATS Andlauer Transportation Services GP Inc*., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *ATS Andlauer Income Fund*, (the issuer) for the period ending *March 31, 2007*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: May 17, 2007

"Michael Andlauer"

Michael Andlauer
President and Chief Executive Officer

NOTICE TO READER

This Notice accompanies, and should be read in conjunction with, *Form 52-109F2Certification of Interim Filings,* of *Brian Mascarenhas Vice President Finance and Chief Financial Officer of ATS Andlauer Transportation Services GP Inc.*, dated May 3, 2007 (the "Original Certificate") filed by ATS Andlauer Income Fund (the "Issuer") with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval ("SEDAR").

The Original Certificate indicated the incorrect period for which the certification was being made. The certification was being made for the period ended March 31, 2007 however stated that it was for the period ended September 30, 2006 and should be disregarded by the reader from the date of this notice. As of the date of this notice, the Original Certificate is superseded and replaced by *Form 52-109F2Certification of Interim Filings,* of *Brian Mascarenhas Vice President Finance and Chief Financial Officer of ATS Andlauer Transportation Services GP Inc.*, dated May 17, 2007 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

Dated: May 17, 2007

ATS Andlauer Income Fund
"Brian Mascarenhas"

Brian Mascarenhas
Vice President Finance and Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Brian Mascarenhas, *Vice President Finance and Chief Financial Officer of ATS Andlauer Transportation Services GP Inc.*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *ATS Andlauer Income Fund*, (the issuer) for the period ending *March 31, 2007*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: May 17, 2007

"Brian Mascarenhas"

Brian Mascarenhas
Vice President Finance and Chief Financial Officer

END